

June 11, 2015

Warren S. Rustand
Chief Executive Officer
Providence Service Corporation
64 East Broadway Blvd.
Tucson, AZ 85701

     Re: **The Providence Service Corporation**
               Amendment No 1. to Preliminary Proxy Statement on Schedule 14A
               Filed June 1, 2015
               File No. 001-34221

Dear Mr. Rustand:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2015 letter.

Proposal 4 – NASDAQ Stockholder Proposal, page 66

Board Recommendation, page 68

1. We note your response to our prior comment 2. Please add a brief quantitative discussion disclosing the incremental increase in the amount of cash to be paid if the annual Cash Dividend were to increase from 5.5% to 10.5%. We note the carrying amount of your convertible preferred stock from your Form 10-Q filed on May 11, 2015. We also note the statement that "[g]iven the significant amount of Preferred Stock that is held by the Investors, the increased dividend rate would result in a significant cost to the Company."

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Adviser

cc: Stewart T. Moran
        Paul Hastings LLP